November 22, 2005

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549

RE:	iMergent, Inc.
Form 10-K for fiscal year ended June 30, 2004
File No. 000-32277
Your letter dated August 1, 2005

Dear Mr. Skinner:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 1, 2005 relating to the Company’s Form 10-K for the fiscal year ended June 30, 2004 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Form 10-K for Fiscal Year Ended June 30, 2004

Note 2. Summary of Significant Accounting Policies

(o) Revenue Recognition, page 50

1.                                      We have read your response to prior comment number 2 and note that you plan to reclassify bad debt expense against revenue for all prior periods.  Please explain to us why this “reclassification” will be appropriate.  Provide reference to the relevant authoritative literature that supports your accounting.

Please refer to our response to comment 6 below.  As noted in our response to comment 6 below, we are restating our financial statements for all financed sales to recognize revenue as cash payments are received from customers.  Therefore, bad debt expense will no longer be presented within the financial statements.

2.                                      We have read your response to prior comment number 6 and note that you have estimated the total cost for providing PCS to be approximately $14,000 per month.  Please explain to us, in detail, how you estimated this cost and indicate whether this includes indirect costs associated with providing the PCS such as the cost of equipment, facilities and personnel necessary to ensure that you have adequate customer service capacity available.  In addition, reconcile for us your statements regarding the significance of your customer service organization and the relatively low cost described in your response.

The estimation of the total monthly cost of providing PCS as part of the initial license fee is supplementally provided by fax in Attachment 1.  Our previous analysis did not include indirect costs and the analysis provided in Attachment 1 includes the related indirect costs of providing PCS.  As noted in our previous response dated July 27, 2005, we have discussed our customer service initiatives during our 2005 conference calls to address investor concerns resulting from unsubstantiated criticisms of our customer service on “chat boards” and negative websites.  Although we have expanded our customer service initiatives and provide very good customer service (as evidenced by customer feedback), the cost to provide this customer service is insignificant as evidenced in Attachment 1.

3.              We have read your response to prior comment number 7 and remain unclear as to how you have concluded that a software sale and the related hosting service should not be accounted for as a single arrangement.  In this regard, we note that you indicate that customers may enter into a hosting arrangement within days after the software is purchased and that most do so within one year of purchase.  This appears to be an indication that these contracts should be accounted for as a single arrangement according to the guidance in AICPA Technical Practice Aid 5100.39.  In addition, it is unclear why you believe that your customers’ ability to create websites without access to your servers or their ability to have other providers host their websites serves as evidence that the software and hosting services are not closely interrelated.  In this regard, it appears that your software and hosting service are closely interrelated in terms of design, technology and function simply based on the nature of the arrangements.  Specifically, you provide software that customers primarily access from your servers and you subsequently host the websites created using that software.  In addition, as discussed in your response to prior comment number 6, you provide significant upgrades to your software only through the hosting service.  In view of these considerations, further explain why your conclusion with respect to multiple-element arrangements is appropriate and in accordance with the technical practice aid.

Although only 35% of our software license customers utilize our hosting services (those customers that do utilize the Company’s hosting services typically do so within one year of purchasing the software license), this percentage is more than insignificant and therefore the relationship between the software license and hosting service should be considered.  In considering the Staff’s comments, we have re-evaluated the application of TPA 5100.39 to our software license sale and hosting service and have concluded that although separate contracts exist for each element, the software license sale and hosting service should be accounted for as a single multiple-element arrangement.

TPA 5100.39 states, “the existence of any of the following factors (which are not all-inclusive) may indicate that a group of contracts should be accounted for as a single arrangement:”

The contracts or agreements are negotiated or executed in a short time frame of each other.

Customers execute a software license agreement at the time of the workshop.  Although the website hosting option and related fees are discussed at the time a customer purchases the SOS software license, a website hosting contract is not executed until a customer publishes a website and desires to host the website with us, which may never occur, may occur within days, or may occur years after the SOS software license is purchased.  Although only 35% of our software license customers utilize our hosting services, those customers typically set-up and host a website with us within one year of the SOS software license purchase.  For these customers, we believe that the SOS software license and website hosting agreements are executed in a relatively short time frame of each other; therefore, our customer contracts should be accounted for as a single multiple-element arrangement.

The different elements are closely interrelated or interdependent in terms of design, technology or function.

We provide software to develop on-line storefronts and we have the ability to set-up and host the storefront websites.  Websites developed under the Complete Store Builder (“SOS”) software license can be hosted by other providers of such services, as long as the SOS software is also hosted on the same server.  Because customers can download the software to create websites on third-party servers, we believe the nature of the SOS software license and the hosting arrangement are not interdependent but are considered to be closely interrelated.  In practice, 35% of the customers (54% of cash paying customers) that ultimately purchase the SOS software license develop a storefront website on our servers and utilize our website hosting services after publishing.

The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

Neither of the agreements are subject to refund or forfeiture if another contract is not completed satisfactorily.

Moreover, none of the agreements the Company has with its customers (SOS license, ECI Pay license, eBay workshop, and hosting) are subject to refund or forfeiture if another contract is not completed satisfactorily.

One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

After developing a storefront website, the customer may establish an application and website hosting agreement with an alternate provider or with us.(1)  However, we provide upgrades to the SOS software only through the hosting service.   Although not essential to the functionality of the SOS software, we believe that the upgrades may provide additional functionality depending on the nature of the upgrade.

Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

Payment terms under the agreements do not coincide with performance criteria of the other agreement.

The negotiations are conducted jointly with two or more parties to do what in essence is a single project.

Negotiations are not conducted jointly with two or more parties to develop and host a customer’s website.

Based upon the above analysis of TPA 5100.39, although separate contracts exist for each element, we believe that the SOS software license and hosting service should be accounted for as a single multiple-element arrangement.

We have attached a summary of our revenue recognition policies with regards to the multiple elements of our arrangement (SOS software license, hosting service, PCS, eBay workshop, ECI Pay software license, and website set-up service) in Attachment 2.  Please contact us if you have any questions regarding our policies.

4.              We have read your response to prior comment 9 and the information provided on Attachment 3 for the fifteen fiscal quarters ended March 31, 2005.  This information indicated that your historical consolidated reserve rate has been approximately 48%.  This suggests that your historical consolidation collection rate has been approximately 52%.  Separately, the information in Attachment 3 appears to indicate that the collection rates for A and B contracts have been approximately 75% and 44%, respectively.  These collection rates for A and B contracts appear to be supported by your recent sale of domestic receivables as discussed in your response to prior comment number 2.  These collection rates also appear to be supported by

(1) The application and website must be hosted on the same server in order to allow modifications to the website once it is developed.  See further discussion in “SOS Software License, Delivery has Occurred”.

your discussion of A and B contract loss rates in the third bullet point of your response to prior comment number 3.  Please confirm to us that these represent your approximate collection rates or explain how our analysis is incorrect.

We confirm that these represent our approximate collection rates.

5.                                      Based on your response to prior comment number 9, it is not clear why you believe it is appropriate to conclude that the execution of an installment contract, expiration of the rescission period, and the receipt of a relatively small down payment (referred to herein, collectively, as “upon execution”) is sufficient to support recognition of the entire arrangement fee, given your historical collection rates on a consolidated basis.

Your responses indicate that your installment contracts fall into two distinct categories (A and B) with substantially different collection rates and credit risks.  Your responses also indicate that you are able to accurately classify the contracts into each category and consistently predict the amounts that you will collect.  It appears that information such as that necessary to classify the contracts and predict the collection rates would be relevant and reasonably obtainable upon execution for purposes of evaluating collectibility.  Such information regarding your B contracts would appear to directly contradict the historical conclusions reached regarding whether collection was probable upon execution.  Please explain to us why you do not believe it is necessary to evaluate the collectibility of each individual installment contract as required by paragraph 8 of SOP 97-2.

Please refer to our response to comment 6 below.

6.                                      Notwithstanding our concerns regarding the methodology discussed in the preceding comment, we are unclear as to the basis for your belief that historical rates that exceed 50% are sufficient to support a conclusion that collection is probable.  In order to be considered probable in the context of SOP 97-2 (see footnote 5 that refers to SFAS 5), the likelihood of collection must be substantially higher than 50%.  This threshold that you have applied appears to be more accurately described as “more likely than not”, which is not appropriate in evaluating probability for purposes of software revenue recognition.  In view of these considerations, further explain your basis for concluding that your historical collection rates support a conclusion that collection under the terms of your arrangements is probable.

After considering the comments received from the Staff and after discussions with our former independent registered public accounting firm, Grant Thornton, LLP,

on August 18, 2005, management and the audit committee of the board of directors concluded that collectibility of the Company’s A and B contracts did not meet the definition of probable for purposes of software revenue recognition.  Therefore, as described in Form 8-K/A, filed on August 19, 2005, the Company will restate its historical financial statements to recognize revenue as cash payments are received from customers under these contracts.

As described in our response to the Staff dated July 27, 2005 and in a press release dated August 10, 2005, the Company sold all of its then existing domestic trade receivables for 100 percent of net book value, less a seven percent discount for transaction costs and service fees, and received a letter of intent for the sale of the Company’s international trade receivables on similar terms.  Additionally, the Company entered into an agreement for the ongoing sale of its domestic receivables on similar terms.  These transactions evidence the Company’s ability to make reasonable estimates of bad debts.

Because we have concluded that collectibility of the Company’s contracts do not met the definition of probable for purposes of software revenue recognition, we have also re-evaluated whether license fees sold under EPTAs meet the criteria for fixed or determinable fees for revenue recognition.  We have concluded that the Company does not meet the fixed or determinable fee criteria for the Company’s financed sales because the Company has not successfully collected under the original payment terms for a sufficiently significant percentage of the financed sales.

TPA 5100.58 states, “the presumption that the licensing fee is not fixed or determinable is not overcome if at the outset of the arrangement, or subsequently, the vendor receives cash on the transfer of the extended payment term arrangement (“EPTA”).  That answer does not change if the EPTA is irrevocably transferred or otherwise converted to cash without recourse to the vendor.” (emphasis added)

Therefore, pursuant to paragraph 29 of SOP 97-2, revenue should be recognized as payments from customers become due, assuming all other conditions for revenue recognition in SOP 97-2 have been met.  However, due to the fact that collection is not probable as discussed above, the Company will recognize revenue as cash is actually received from the customer.

For receivables that are sold to financing companies, the cash received should be deferred and recognized as revenue as payments are received by the financing companies from the customers.

7.                                      In addition, please explain to us how the collectibility criterion is met upon execution considering that revenues and significant corresponding bad debt charges that relate to the same installment transactions exist in the same accounting period.

Please refer to our response to comment 6 above.

8.                                      Please indicate whether you have consulted with Grant Thornton’s National Office regarding the issues raised in this review.  If so, provide us with the contact information for the partner that has approved your accounting.

Grant Thornton’s National Office had not completed its review regarding the issues raised in this review by the time we responded in our letter dated July 27, 2005, nor had it completed its review by the time we terminated our relationship with Grant Thornton on October 7, 2005.  Prior to termination, Sam Marcozzi was Grant Thornton’s National Office partner who was reviewing the issues raised in the SEC’s review.  Since our response on July 27, 2005, we have consulted with Stephanie Anderson of AlixPartners regarding the appropriate application of US GAAP with respect to these revenue recognition matters.  Additionally, since that time we have engaged Tanner LC as our independent registered public accounting firm and the engagement partner, Kent Bowman; concurring partner, Mark Erickson; and SEC reviewing partner, Rick Jenson, have reviewed the matters raised in the SEC’s review.

We are sending by fax the Attachments mentioned in this letter (originals are being sent via Federal Express).  To the extent possible, we request that these attachments remain confidential.

We would like to thank the Staff within the Division of Corporation Finance for their professionalism in their assistance in our re-evaluation of these complex technical accounting issues.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

/s/ Robert Lewis
Robert Lewis
Chief Financial Officer
iMergent, Inc.